Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
June 7, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL Q3 2011 RESULTS

AURORA, Ontario, June 7, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: HBP) today announced financial results for the quarter ended April 30, 2011.

RESEARCH AND DEVELOPMENT HIGHLIGHTS

L-DOS47

  The Company continues to work towards Clinical Trial Application (“CTA”) approval for its planned L-DOS47 Phase I/II study with the Central Register of Clinical Trials at the Polish Ministry of Health. The Company has gathered all the required third-party service provider costing proposals to execute its planned Polish Phase I/II study, and is committed to prioritizing the commencement of this study as soon as possible once regulatory approval is received.

  The Company recently received Investigational New Drug (“IND”) application approval to conduct a US Phase I clinical study of L-DOS47 and is currently in the process of gathering the necessary third-party service provider costing proposals to execute this study.

Topical Interferon Alpha-2b

  The Company continues to progress in its ongoing work program to address the issues raised by the U.S. FDA pursuant to its review of Helix’s Phase II/III IND application for Topical Interferon Alpha-2b. The Company estimates that it will file its full “clinical hold” response to the FDA in or around summer 2011.

  The Company continues to work towards a European Phase III trial CTA filing which it currently estimates will occur at about the same time as the Company’s filing of the full “clinical hold” response to the FDA.

OTHER HIGHLIGHTS

  Helix BioPharma completed two separate private placements in the month of March for total net proceeds of $5,936,000.

  Helix BioPharma retained U.S.-based Vista Partners LLC as its new investor relations representative. Vista also provides analyst coverage on Helix as part of its services.

RESULTS FROM OPERATIONS
Three and nine month periods ended April 30, 2011 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $2,939,000 and $8,733,000, respectively for the three and nine month periods ended April 30, 2011 for a loss per common share of $0.05 and $0.14, respectively. In the comparative three and nine month periods ended April 30, 2010, the Company recorded a loss of $4,200,000 and $11,348,000, respectively for the three and nine month periods ended April 30, 2010 for a loss per common share of $0.07 and $0.19, respectively.

Revenues
Revenues totaled $1,089,000 and $3,482,000 respectively for the three and nine month periods ended April 30, 2011 and represent a decrease of $25,000 (2.2%) and an increase of $227,000 (7.0%) when compared to the three and nine month periods ended April 30, 2010.

Product revenue totaled $1,089,000 and $3,356,000 respectively for the three and nine month periods ended April 30, 2011 and represents an increase of $156,000 (16.7%) and $508,000 (17.8%) when compared to the three and nine month periods ended April 30, 2010. For the three month period ended April 30, 2011, product revenue was higher for all products. For the nine month period ended April 30, 2011, with the exception of Normacol®, product revenue for all products was higher when compared to the nine months ended April 30, 2010.

License fees and royalties totaled $nil and $126,000 respectively for the three and nine month periods ended April 30, 2011 and represent a decrease of $181,000 (100%) and $281,000 (69.0%) when compared to the three and nine month periods ended April 30, 2010. Due to the December 1, 2010 sale and license to Helsinn of certain international Klean-Prep™ rights, license fees and royalties were down over the same periods in the previous year as the sale occurred prior to the end of the second quarter of Fiscal 2011 and Helix no longer earns royalty revenue associated with Klean-Prep™. Until December 1, 2010, the Company received royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology. On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep™ rights to Helsinn.

Cost of sales and margins
Cost of sales totaled $436,000 and $1,226,000 respectively for the three and nine month periods ended April 30, 2011 (three and nine month periods ended April 30, 2010 were $400,000 and $1,279,000 respectively). As a percentage of product revenues, cost of sales were 40.0% and 36.5% for the three and nine month periods ended April 30, 2011 (three and nine month periods ended April 30, 2010 were 42.9% and 44.9% respectively). Products for sale are purchased in U.S dollars and Euros. The decrease in cost of sales reflects the appreciation of the Canadian dollar versus both the U.S dollar and Euro and for the first two quarters of Fiscal 2011, goods sold with a cost base of zero.

Research and development
Research and development costs for the three and nine month periods ended April 30, 2011 totaled $1,734,000 and $6,346,000 respectively (three and nine month periods ended April 30, 2010 were $3,142,000 and $8,402,000 respectively).

Topical Interferon Alpha-2b research and development costs for the three and nine month periods ended April 30, 2011 totaled $641,000 and $2,457,000 respectively (three and nine month periods ended April 30, 2010 were $1,544,000 and $4,431,000 respectively). Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed and the Company concentrating its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions.

DOS47 research and development costs for the three and nine month periods ended April 30, 2011 totaled $1,093,000 and $3,889,000 respectively (three and nine month periods ended April 30, 2010 were $1,598,000 and $3,971,000 respectively). The L-DOS47 research and development expenditures reflect collaborative scientific research and clinical research expenditures associated with the applications for a Phase I IND in the U.S. and a Polish Phase I/II CTA filing. In the quarter, the Company received approval for its IND application from the FDA and filed its application with Polish authorities.

Operating, general and administration
Operating, general and administration expenses for the three and nine month periods ended April 30, 2011 totaled $1,188,000 and $3,305,000 respectively (three and nine month periods ended April 30, 2010 were $779,000 and $2,225,000 respectively). The increase in operating, general and administration expenditures is the result of higher investor relation fees and associated costs to increase the Company’s visibility and awareness in the U.S. capital markets, higher accounting and legal fees and additional stock exchange listing fees for both the Toronto and NYSE Amex stock exchanges.

Sales and marketing
Sales and marketing expenses for the three and nine month periods ended April 30, 2011 totaled $254,000 and $801,000 respectively (three and nine month periods ended April 30, 2010 were $303,000 and $862,000 respectively). The Company incurred lower marketing and promotion activities associated with the Canadian product launch of Monovisc™, which occurred during the first quarter of fiscal 2010.

Amortization of capital assets
Amortization of capital assets for the three and nine month periods ended April 30, 2011 totaled $103,000 and $315,000 respectively (three and nine month periods ended April 30, 2010 were $112,000 and $317,000 respectively).

Stock-based compensation
Stock-based compensation expense for the three and nine month periods ended April 30, 2011 totaled $321,000 and $1,351,000 respectively (three and nine month periods ended April 30, 2010 were $251,000 and $1,016,000 respectively). The stock-based compensation expense in fiscal 2011 relates to the ongoing amortization of compensation costs of stock options granted on August 17, 2010, December 14, 2009 and December 17, 2008, over their vesting period.

Interest income
Interest income for the three and nine month periods ended April 30, 2011 totaled $45,000 and $139,000 respectively (three and nine month periods ended April 30, 2010 were $13,000 and $37,000 respectively). The increase in interest income in fiscal 2011 reflects higher cash balances and higher interest rates earned on deposits.

Foreign exchange gain/loss
Foreign exchange for the three and nine month periods ended April 30, 2011 reflects losses of $37,000 and $10,000 respectively (three and nine month periods ended April 30, 2010 reflect losses of $326,000 and $514,000, respectively). Foreign exchange gains and losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland and any excess net assets/liabilities denominated in either Euros or US Dollars.

Gain on sale of license
Effective December 1, 2010, the Company sold to Helsinn certain world-wide rights to Klean-Prep™ excluding the U.S. and Canada, for 1 million Euros, and realized a gain of $1,336,000 in the second quarter of fiscal 2011.

Income taxes
Income tax expense for the three and nine month periods ended April 30, 2011 totaled $nil and $336,000 respectively (three and nine month periods ended April 30, 2010 were $14,000 and $25,000 respectively). The increase is attributable to the taxes payable as a result of the sale of certain international Klean-Prep™ rights to Helsinn. All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and nine month periods ended April 30, 2011 totaled $2,658,000 and $6,615,000 respectively, including a net loss of $2,939,000 and $8,733,000 respectively. Cash used in operating activities for the three and nine month periods ended April 30, 2010 totaled $3,702,000 and $9,148,000 respectively, including a net loss of $4,200,000 and $11,348,000 respectively.

Significant adjustments for the three and nine month periods ended April 30, 2011 include amortization of capital assets of $103,000 and $315,000 respectively (2010 – $112,000 and $317,000), deferred lease credits of $(6,000) and $(18,000) (2010 – $(6,000) and $(19,000)), stock-based compensation related to earlier stock option grants of $321,000 and $1,351,000 respectively (2010 –$251,000 and $1,016,000), foreign exchange losses of $37,000 and $10,000 respectively (2010 – foreign exchange losses of $326,000 and $514,000) and changes in non-cash working capital balances related to operations of $(174,000) and $460,000 (2010 –$(185,000) and $372,000).

Financing activities
Financing activities for the three and nine month periods ended April 30, 2011 totaled $5,962,000 and $15,423,000 respectively (three and nine month periods ended April 30, 2010 were $140,000 and $11,737,000 respectively). For fiscal 2011, financing activities mainly reflect the net proceeds from three private placements. In addition, proceeds from the exercise of stocks for the three and nine months ended April 30, 2011 totaled $26,000 and $30,000, respectively (three and nine month periods ended April 30, 2010 were $140,000 for both periods).

Investing activities
Use of cash in investing activities for the three and nine month periods ended April 30, 2011 totaled $33,000 and $113,000 respectively (three and nine month periods ended April 30, 2010 were $104,000 and $588,000 respectively) and represents capital acquisitions in both fiscal periods. An additional amount of up to $400,000 in capital acquisitions will be committed by the Company over the subsequent two quarters in support of the Company’s DOS47 program.

LIQUIDITY AND CAPITAL RESOURCES
Since inception, the Company has financed its operations from proceeds received upon the sale of equity securities and, to a lesser extent, the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

At April 30, 2011, the Company had cash and cash equivalents totaling $21,810,000 (July 31, 2010 – $13,125,000). The increase in cash and cash equivalents in fiscal 2011 is the result of three private placements in fiscal 2011.

The first private placement was completed on August 6, 2010 where the Company issued 4,530,000 units at $2.43 per unit, for net proceeds of $9,457,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013.

The second private placement was completed on March 28, 2011, where the Company issued 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.35 until March 27, 2016.

The third private placement was completed March 30, 2011, where the Company issued 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.35 until March 29, 2016.

The total number of common shares issued and outstanding as at April 30, 2011 was 67,094,335 (July 31, 2010 – 59,975,335).

The Company estimates it has sufficient capital and liquidity to finance future operations through at least the next twelve months. During that time, the Company plans to initiate clinical studies for L-DOS47, pending regulatory approval, however, the Company does not have sufficient capital to complete the planned clinical studies. The Company is also planning initiatives to remove the clinical hold status placed by the FDA on the Company’s U.S. Phase II/III IND filing for Topical Interferon Alpha2-b and activities associated with filing a European Phase III trial CTA for Topical Interferon Alpha2-b.

Based on the Company’s currently planned expenditures, expected revenue and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. However, the Company does not have enough cash to complete the clinical trials. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability the risks to its operations. Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

The Company’s unaudited interim consolidated balance sheet as at April 30, 2011 and audited consolidated balance sheet as at July 31, 2010 are summarized below:

Consolidated Balance Sheets as at
(thousand $)
	30-Apr	31-Jul		30-Apr	31-Jul
	2011	2010		2011	2010
Current assets:			Current liabilities:
Cash and cash equivalents	21,810	13,125	Accounts payable	893	1,392
Accounts receivable	797	1,365	Accrued liabilities	514	821
Inventory	535	780	Income tax payable	353	43
Prepaid and other	255	398	Deferred lease credit	25	25
	23,397	15,668		1,785	2,281
Non current assets	2,244	2,446	Non current liabilities	54	72
			Total liabilities	1,839	2,353
Total assets	25,641	18,114	Shareholders' equity	23,802	15,761
			Total liabilities & Shareholders' Equity	25,641	18,114

The Company’s unaudited interim consolidated Statements of Operations and Cash Flows for the three and nine month periods ended April 30, 2011 and 2010 are summarized below:

Consolidated Statements of Operation					Consolidated Statements of Cash Flows
for the three and nine month periods ended April 30, 2011 and 2010					for the three and nine month periods ended April 30, 2011 and 2010
($ thousands, except for per share data)					($thousands)

	Three months		Nine months			Three months		Nine months
	April 30		ended April 30			April 30		ended April 30
	2011	2010	2011	2010		2011	2010	2011	2010
Revenue:
Product revenue	1,089	933	3,356	2,848	Cash provided by (used in):
License fees & royalties	-	181	126	407	Loss for the period	(2,939)	(4,200)	(8,733)	(11,348)
	1,089	1,114	3,482	3,255
					Items not involving cash:
Expenses:					Amortization of capital assets	103	112	315	317
Cost of sales	436	400	1,226	1,279	Deferred lease credit	(6)	(6)	(18)	(19)
Research and development	1,734	3,142	6,346	8,402	Stock-based compensation	321	251	1,351	1,016
Operating, general and admin	1,188	779	3,305	2,225	Foreign exchange loss/(gain)	37	326	10	514
Sales and marketing	254	303	801	862		(2,484)	(3,517)	(7,075)	(9,520)
Amortization of capital assets	103	112	315	317
Stock-based compensation	321	251	1,351	1,016	Change in non-cash working capital	(174)	(185)	460	372
Interest income, net	(45)	(13)	(139)	(37)	Operating activities	(2,658)	(3,702)	(6,615)	(9,148)
Foreign exchange loss/(gain)	37	326	10	514
Gain on sale of license	-	-	(1,336)	-	Financing activities	5,962	140	15,423	11,737
	4,028	5,300	11,879	14,578

Loss before income taxes	(2,939)	(4,186)	(8,397)	(11,323)	Investing activities	(33)	(104)	(113)	(588)

Income taxes	-	14	336	25	Effect of exchange rate changes on cash and cash equivalents	(37)	(326)	(10)	(514)
Loss for the period	(2,939)	(4,200)	(8,733)	(11,348)
					Increase in cash	3,234	(3,992)	8,685	1,487
					Cash:
Loss per share:					Beginning of the period	18,576	19,973	13,125	14,494
Basic & diluted	(0.05)	(0.07)	(0.14)	(0.19)	End of the period	21,810	15,981	21,810	15,981

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations are being filed, today, with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; sufficiency of the Company’s cash reserves and expected cash flow from operations; need for additional financing; the Company’s plans to initiate clinical studies for L-DOS47; its estimated time of filing the Company’s “clinical hold” response to the FDA for Topical Interferon Alpha 2-b; its estimated time of filing a European Phase III trial CTA for Topical Interferon Alpha-2b; and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; the timely receipt of additional data regarding Topical Interferon Alpha-2b; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; uncertainty whether the Company’s CTA filings will be approved; the risk that the Company’s expected timelines for meeting certain objectives may not be met; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; the risk that the additional information to be provided to the FDA may not be able to be provided in a timely manner or at all, or may not be satisfactory to the FDA; the risk that the FDA may not remove the hold on the IND application, either at all or in a timely manner; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

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